Exhibit 99.1

SIMPPLE Ltd. Wins $400,000 Contract to Supply Autonomous Cleaning Robots at Singapore’s International Airport Terminal

Singapore, November 15, 2024 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management (FM) sector, today announced that the Company has been awarded a $400,000 contract for the supply of autonomous cleaning robotics at one of Singapore’s international airport terminals.

This robot tender success comes as part of the airport’s renewal program and complements the existing fleet of autonomous cleaning robots across its airport terminals, where the Company has been one of two incumbent robotic suppliers for the past five years.

The results of the ongoing tender exercise for the remaining airport terminals will be announced in the near future, with an expected aggregate contract value of $1.8 million.

“SIMPPLE is honoured to partner Singapore’s airport team on this exciting and transformative journey,” said Norman Schroeder, chief executive of SIMPPLE Ltd. “We combine decades of experience in the aviation sector as well as autonomous robotic operations and will continue to support forward-looking asset owners to enable smart facility management. This contract win is a testament to the team’s capabilities and, going forward, have positioned ourselves as proven experts to deliver more SIMPPLE Robotics to other terminals.”

Beyond being one of the largest airports in Asia with more than 1,300 hectares of land coverage, the Singapore international airport has also won the best airport award globally for multiple years. With an annual passenger movement of approximately 60 million, the Singapore airport had announced plans to expand and provide for future capacity, as well as position itself as a world-class air hub equipped with advanced fit-for-purpose technologies.

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai

Skyline Corporate Communications Group, LLC

Scott Powell, President

1177 Avenue of the Americas, 5th Floor

New York, NY 10036

Tel: (646) 893-5835

Email: info@skylineccg.com